

Mail Stop 3268

October 14, 2009

Via Facsimile at (416) 360-2958 and U.S. Mail

Christopher Cummings, Esq.
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario, Canada M5J2N7

Re: Odyssey Re Holdings Corp.
         Schedule TO-T and Schedule 13E-3
         Filed by Fairfax Investments USA Corp. and
         Fairfax Financial Holdings Limited
         Filed September 23, 2009
         File No. 5-61705

Dear Mr. Cummings:

        We have reviewed the above filing and have the following comments. Where
indicated, we think you should revise the document in response to these comments. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In some of
our comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free to
call us at the telephone number listed at the end of this letter. All defined terms used here have
the same meaning as in the Offer to Purchase filed as Exhibit 99(a)(1)(A)to the Schedule TO,
unless otherwise indicated.

Offer to Purchase
Introduction, page 6

1. Throughout your document, you refer to the board's determination that the Offer and the
    Merger are "fair to and in the best interests of Odyssey Re and the holders of Shares (other

than Fairfax and its subsidiaries)." Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A require you to state whether the filer believes that the transaction is fair to the *unaffiliated* shareholders of Odyssey. In addition to Fairfax and its subsidiaries, there appear to be other affiliated shareholders of Odyssey Re. Please revise or advise throughout your documents.

Special Factors, page 9

2. You disclose that on August 13, 2009, Fairfax launched an offering of senior notes which was increased in size because of investor demand. As a result of the positive response to this note offering, you state that Fairfax considered taking Odyssey Re private. Detail the events leading up to Fairfax's definitive decision to pursue that option, including how and when it reached this decision and the alternatives that were considered. See Items 1013(b), (c) and (d) of Regulation M-A. In addition, clarify why the oversubscribed note offering led Fairfax to the going-private alternative for Odyssey Re.

3. Expand the discussion to provide more specifics about the substance of any communications between filing persons and their fairness advisors that are materially related to this transaction. See Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A (these Items encompass both oral and written " reports" prepared by financial advisors in connection with this transactions). For example, provide more specifics about the discussions between BofA and Fairfax on September 16-17th.

4. See our last comment above. We remind you that each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please confirm that you have summarized all presentations or reports, both oral and written, provided by any outside party to Fairfax, including any such reports received before August 2009, that are materially related to an acquisition of Odyssey. This may include analyses or reports generated in contemplation of a different transaction structure than the tender offer. In this regard, please confirm that you have summarized all written presentations by BofA Merrill Lynch, beginning with your first contemplation of any going private transaction. File any written materials, including board books, as exhibits to Item 9 of Schedule 13E-3 and pursuant to Item 1016(c) of Regulation M-A, or advise us as to why the reports are not material to the transaction.

5. All non-public information, including projections and forecasts, shared between Odyssey Re and Fairfax, or by either party with BofA Merrill Lynch or Sandler O'Neill in connection with this transaction, should be summarized in the offer materials. Any such information should be accompanied by a discussion of the material assumptions which underlie it, as well as a discussion of any relevant limitations. Please revise or advise.

6. Provide more specifics about how you eventually determined the $65.00 per share offer price.

Purpose of and Reasons for the Offer, page 13

7. Your statement that the purpose of the Offer is for Fairfax to obtain all outstanding Shares seems to describe the <u>effect</u> of the transaction rather than its purpose. Revise to explain why Fairfax chose to pursue this result, including why it chose to do so at this time.

8. See our last comment above. Expand your explanation of alternatives considered, including why each was rejected in favor of this transaction.

Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger, page 14

9. We note your statement at the bottom of page 16 that Fairfax and Purchaser did not consider the liquidation value of Odyssey Re and why. However, if liquidation value would yield a higher per share value than the offer price, please disclose.

10. Explain why Fairfax and Purchaser did not consider the going concern value of Odyssey Re in assessing the fairness of the transaction. If going concern value would yield a higher per share value than the offer price, please disclose.

11. See the last two comments above. Provide the same disclosure with respect to the book value per share. See Instruction 2 to Item 1015 of Regulation M-A.

Presentation of BofA Merrill Lynch to Fairfax Management, page 17

12. The Schedule 14D-9 filed by Odyssey Re indicates that on September 4, 2009, BofA Merrill Lynch sent to counsel for Odyssey Re and its financial advisor a "preliminary valuation analysis" of Odyssey Re. This would appear to be a report that should be summarized pursuant to Item 1015 of Regulation M-A and filed as an exhibit. Please revise of advise. To the extent that this report is a preliminary version of the final report already summarized here, you may simply describe any material differences between the two versions.

13. Refer to the first paragraph in this section. While a summary is necessarily a condensed version of more lengthy materials, it must be complete in that it summarizes all materials information. Therefore, please revise the statement in the first paragraph to the effect that the summary is not complete.

14. Please disclose the projections and other non-public information provided by Fairfax to BofA Merrill Lynch in connection with this transaction. For example, we note the references to such information on page 22 of the disclosure document and on page 12 of the materials provided by BofA and filed as an exhibit to the Sch. TO/13E-3. In addition,

refer to page 10 of the Schedule 14D-9 filed by Odyssey Re, which indicates that BofA Merrill Lynch requested and received certain non-public information from Odyssey Re.

15. See the last comment above. Describe all material assumptions and limitations underlying such information. If the projections and non-public information provided by Fairfax was the same information Odyssey provided to Fairfax and which is described beginning on page 24, so state.

Odyssey Re Financial Projections, page 24

16. The disclosure here indicates that the projections disclosed were those that management of Fairfax considered "in reaching its views on value." Did Fairfax receive from Odyssey Re additional projections and financial forecasts? If so, disclose or explain why such additional information is not material.

The Offer, page 35

Acceptance for payment and payment for shares, page 36

17. Please revise the disclosure in this section to state that you will accept the tendered shares "promptly" following the Expiration Date, in keeping with Rule 14e-1(c), rather than "as promptly as practicable," as you presently state. Please also make the conforming change with respect to prompt return of shares that are not accepted for tender at the end of this section.

18. As you are aware, all conditions to the offer, other than regulatory approvals, must be satisfied or waived prior to the expiration of the offer, in compliance with rule 14e-1(c). With this in mind, revise your disclosure to eliminate the contradictory statement that "Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law." We note in this regard that compliance with applicable law may include a number of instances that do not involve regulatory approvals.

Certain Legal Matters; Regulatory Approvals, page 47

19. Confirm that you will amend your disclosure to notify shareholders when the applicable regulatory approvals are received.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the offeror and its management are in possession of all facts relating to the offeror's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the offeror acknowledging that:

- the offeror is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the offeror may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions